
April 27, 2018

Ryan D. Chavez
Chief Financial Officer
Asterias Biotherapeutics, Inc.
6300 Dumbarton Circle
Fremont, CA 94555

      Re: Asterias Biotherapeutics, Inc.
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed April 27, 2018
          File No. 001-36646

Dear Mr. Chavez:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Division of Corporation Finance
                                          Office of Healthcare & Insurance

cc: Brian Lee, Esq.